SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Presentation of Results
Apimec SP:
August 5, 2004 at 09:00.

Rio de Janeiro Meeting:
August 6, 2004 at 12:00.

National Conference Call:
August 3, 2004 at 10:00.

International Conference Call:
August 3, 2004 at 12:00.

For additional information,
please access the company’s website at www.braskem.com.br or contact the Investor Relations Area:

José Marcos Treiger
IRO - Investor Relations Officer
Tel: (55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
Investor Relations - Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Vasco Barcellos
Investor Relations - Manager
Tel: (55 11) 3443 9178
vasco.barcellos@braskem.com.br
Braskem’s EBITDA reaches R$ 1.1 billion in 1H04
2Q04 EBITDA of R$ 615 million is a record for Braskem

São Paulo, July 29, 2004 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the second quarter of 2004.

	1. Highlights

Braskem’s maintained its upward trajectory in relation to operating performance reaching a record EBITDA of R$ 615 million in 2Q04. Accumulated EBITDA for the year already amounts to R$ 1.1 billion. In addition to the EBITDA performance, the quality of the operating performance of Braskem is evidenced by an increase in sales volume in the domestic market, combined with the maintenance of the export levels which accumulated US$ 353 million by the end of the 1st half of 2004. The capacity utilization rates kept their upward trend in all Braskem’s units, confirming the improvement in the petrochemical industry scenario, particularly in Brazil. As commented by José Carlos Grubisich, Braskem’s CEO:

“It is important to highlight the consistence and quality of the operational result reported by Braskem. In the last twelve months, the Company’s accumulated gross revenue exceeded R$ 12 billion and the EBITDA accumulated in the same period was above R$ 2 billion. The higher demand for thermoplastic resins in the domestic market had already been foreseen by Braskem. The market for our strategic products – Polyethylene (PE), Polypropylene (PP) and PVC – grew by 10% in the first half 2004 compared to the same period of the previous year, reflecting the recovery of the Brazilian economy. The margins provided by our products increased even in a challenging environment as far as naphtha prices and the exchange rate unfavorable trend is concerned. Also, the announced capacity increases for PP, PVC and, more recently, the additional 30 thousand tons of Polyethylene in our Camaçari unit in Bahia, reassure Braskem’s competitive advantage to face the growing demand for its products through globally competitive investments and confirm our leadership position in the region.”

According to Paul Altit, Braskem’s CFO: “Braskem has maintained its focus on debt management and continued with its strategy of prioritizing the use of operational cash flow to amortize short-term debt, mainly the dollar-denominated portion of the debt not associated to trade finance lines. At the same time, the Company concentrated efforts to extend the maturities of its financial liabilities and to increase liquidity levels, improving the Company’s strategic, financial and operational flexibility levels, while continuing the reduction process of its cost of capital”.

	Braskem in Figures R$ million, except where otherwise indicated	2Q04 (A)	2Q03 (B)	Chg. % (A)/(B)	1H04 (C)	1H03 (D)	Chg. % (C)/(D)

	Gross Revenues	3,502	2,651	32	6,260	5,537	13

	Net Revenues	2,742	2,155	27	4,883	4,447	10

	Gross Profit	628	420	50	1,185	889	33

	Gross margin (%)	22.9	19.5	3 p.p.	24.3	20.0	4 p.p.

	EBITDA*	615	405	52	1,144	855	34

	EBITDA margin (%)	22.4	18.8	4 p.p.	23.4	19.2	4 p.p.

	Net Income (loss)	(302)	338	na	(292)	468	na
	Braskem in Figures R$ million, except where otherwise indicated	1H04 (A)	1Q04 (B)	2003 (C)	Chg. % (A)/(B)	Chg. % (A)/(C)	Chg. % (B)/(C)

	Net Debt in US$ million	2,178	2,183	2,166	0	1	1

	Net Debt	6,768	6,351	6,258	7	8	1

	Net Debt/EBITDA - LTM**	3.28 x	3.42 x	3.52 x	(4)	(7)	(3)

	*EBITDA = Earnings before interest, taxes, depreciation and amortization / **LTM = last twelve month

2. Introduction

Braskem presents its results for the second quarter of 2004 in Brazilian Reais, in accordance with the Brazilian Corporate Law. For the purpose of discussing the company’s performance, the financial information presented herein exclude the effects of proportional consolidation under CVM Instruction 247, consolidating investments that Braskem controls and accounting for its investments in Politeno and Copesul through the equity accounting method. The attached financial information reflects the current corporate structure of Braskem S/A (“Braskem”) for the quarter ended June 30, 2004. The accompanying comments refer to the consolidated results and comparisons are to the same period in 2003, unless otherwise indicated. The bases for the balance sheet and results of operations were the financial information reviewed by independent auditors. The exchange rate at June 30, 2004 was R$ 3.1075 per US dollar.

Please see the forward-looking statement disclaimer at the end of this document.

3. Operating Performance

Braskem reported significant production increases this quarter and maintained its leadership position in the domestic market, with a combined average market share of approximately 40% for polyethylene (PE), polypropylene (PP) and PVC resins during the first half of 2004, according to sales data provided by Braskem and preliminary market data provided by the Brazilian Association of Chemical and Derivative Products (Associação Brasileira de Indústrias Químicas e de Produtos Derivados , or “ABIQUIM”).

3.1. Industrial Performance

Production Volume - ton	2Q04 (A)	2Q03 (B)	Chg% (A)/(B)	1H04 (C)	1H03 (D)	Chg% (C)/(D)

Polyolefins Unit
. PE’s - Polyethylene	182,793	160,485	14	346,428	317,173	9
. PP - Polypropylene	105,845	102,661	3	218,894	210,193	4

Vinyls Unit
. PVC - Polyvinyl Chloride*	108,303	85,494	27	203,053	189,338	7
. Caustic Soda	111,671	110,943	1	216,814	208,171	4

Basic Petrochemical Unit
. Ethylene*	284,329	251,266	13	507,600	480,431	6
. Propylene	137,353	118,554	16	248,679	226,186	10

Business Development Unit
. PET*	18,819	9,466	99	36,260	24,377	49
. Caprolactam*	12,080	11,394	6	24,687	22,671	9

* PVC - In 2Q03, the Marechal Deodoro plant, in Alagoas, made a maintenance shutdown for 7 days and the Camaçari plant, in Bahia, for 18 days.
* PET - In 2Q03, the plant made a maintenance shutdown for 30 days.
* Caprolactam - In 2Q03, the plant made a maintenance shutdown for 12 days

The production of the Polyolefins Unit (PE and PP) in the second quarter of 2004 increased by 10% year-on-year, with capacity utilization rates reaching 89% in polypropylene units, resulting from the production mix and the scheduled shutdown for implementing the unit’s debottlenecking, and 91% in the polyethylene plants, respectively.

Braskem made further progress with the debottlenecking of its polypropylene facilities in the Triunfo Petrochemical Complex (State of Rio Grande do Sul), which will increase its annual production capacity by 100,000 tons. This additional capacity is already available as of July, 2004. The conclusion of this project results in a total capacity of 650,000 tons of polypropylene on an annual basis. Braskem will also invest approximately US$ 4 million in debottlenecking one of its polyethylene plants in the Camaçari Petrochemical Complex (State of Bahia), adding a further 30,000 tons of annual capacity, which will increase the unit’s annual production capacity to 230 thousand tons. Such additional capacity, provided by high technology metalocenic catalyzers and of higher value added products is expected to be available in the second half of 2005, further contributing to improve the company’s margins.

PVC plants capacity utilization rates in the Vinyls Unit reached 93%, reflecting mainly already implemented investments in productivity and operating reliability enhancements.

Braskem continued with its program to expand PVC production capacity, with an initial capacity increase of 50,000 tons expected to be available in the second half of 2005. This capacity increase is part of a program to increase the current total PVC production capacity by 150,000 tons in order to meet anticipated future demands.

Ethylene capacity utilization rates in the Basic Petrochemicals Unit averaged 90% in the second quarter of 2004, reflecting an increase in demand from the producers of thermoplastics and other petrochemical products in the Northeastern Complex, in Bahia. During the second quarter of 2004, Braskem concluded an important step in the modernization and improvement of its aromatics plants of its Basic Petrochemicals Unit, located in the Northeastern Complex, which led to a 50,000 tons (or 30%) increase in its total annual production capacity of paraxylene – a chemical intermediary used to produce PET resin and polyester. The total investment of R$ 25 million increased Braskem’s paraxylene annual production capacity to 203,000 tons.

PET production in the Business Development Unit reached a new quarterly record, a 99% increase year-on-year. Higher demand and the capacity increase implemented in the final quarter of 2003, which raised annual production capacity from 60,000 to 72,000 tons, contributed positively to the industrial performance in the second quarter of 2004.

3.2. Commercial Performance

Sales Volume - ton	2Q04 (A)	2Q03 (B)	Chg% (A)/(B)	1H04 (C)	1H03 (D)	Chg% (C)/(D)
Polyolefins Unit
. PE’s - Polyethylene	179,971	142,593	26	344,631	306,626	12
. PP - Polypropylene	117,138	94,900	23	224,387	206,616	9

Vinyls Unit
. PVC - Polyvinyl Chloride	107,671	79,864	35	216,481	190,543	14
. Caustic Soda	109,156	101,067	8	214,997	202,984	6

Basic Petrochemical Unit
. Ethylene*	285,804	248,195	15	498,786	478,446	4
. Propylene	145,919	118,511	23	252,359	229,297	10

Business Development Unit
. PET	19,562	8,740	124	38,007	22,880	66
. Caprolactam	11,901	12,223	(3)	24,600	25,042	(2)

*242 thousand tons (49%) of total ethylene sales volume in 1H04 were sold/transferred to other Braskem’s Business Units. This volume totaled 174 thousand tons (36%) in 1H03. In the 1H03, total amount sold/transferred was 138 thousand tons (48%). This amount was 71 thousand tons (285) in 2T03.

Braskem’s second-quarter thermoplastics sales volume amounted to 424,000 tons, 30% more than the 326,000tonsrecorded in the same period the year before.

Of this total, 352,000 tons were sold in the domestic market, 54% more than the 228,000 tons sold in 2Q03.

Accumulated thermoplastic resin sales volume reached 822,000 tons, 13% up, year-on-year. For the first half of 2004 as a whole, domestic resin sales volume totaled 684,000 tons, a volume 23% higher than in the same period of the previous year.

In relation to the Polyolefins Unit, the good sales performance took place in a domestic market recovering environment, registering strong increases in volume. It is important to mention that sales performance above expectations was provided by the new resin Braskem Flexus, based on the sophisticated technology.

In the second quarter of 2004, PVC, the main product of the Vinyls Unit, presented a sound commercial performance, reflecting the improving demand stemming from consuming segments (shoes, structural profiles and window panes) and the recovery trend observed in international PVC prices in the period. Furthermore, new packaging applications for PVC film also contributed to the sales increase.

The commercial performance of the Basic Petrochemicals Unit was positively impacted in 2Q04 by higher demand for basic petrochemicals, following increased sales of these products to the second-generation producers in the Camaçari Complex.

The Business Development Unit highlight was the 124% year-on-year jump in PET sales volume, resulting from the upturn in demand, which was met by the capacity increase implemented in the final quarter of 2003.

3.3. Exports

Braskem’s net export revenues for the first half of 2004 measured in US Dollars presented a significant 11% growth when compared to the net export revenues of the first six months of last year. The Basic Petrochemicals Unit accounted for 61% of overseas revenues, and the Polyolefins Unit accounted for 28% of the total. The main factor behind the increase was the upturn in international market prices, primarily for thermoplastics, benzene and gasoline. In the second quarter of 2004, Braskem’s net export revenues totaled US$ 221 million, 22% more than the US$ 181 million recorded in the same period in 2003.

3.4. Synergies arising from the Integration process

Through the end of the second quarter of 2004, Braskem captured R$ 314 million per annum in synergies per annum arising from its integration process, or approximately 95% of an estimated total of R$ 330 million, on an annualized and recurring basis. The company’s success in this process underlines the efficiency of its business model, based upon the competitive integration of its petrochemical-chain operations and on the consolidation of its assets.

In its continuous Business Competitiveness efforts, Braskem has launched a new project, based upon the implementation of best practices in Industrial Management. The goal of this project is to place Braskem amongst the international petrochemical companies with best industrial performances, as well as to consolidate its competitive advantage in the region.

4. Financial and Economic Performance

4.1. Net Revenues

Braskem’s second-quarter net revenues increased by 27% when compared to net revenue of the second quarter of 2003, from R$ 2,155 million to R$ 2,742 million, due to higher sales volumes, especially in the domestic market, where thermoplastics sales increased by 54% year-on-year. The company’s improved pricing on all markets also contributed to such performance. For the first half of 2004, net revenues increased by 10% year-on-year, from R$ 4,447 million to R$ 4,883 million.

The table below shows the net revenue growth per Business Unit:

Business Units (R$ million)	2Q04 (A)	2Q03 (B)	Chg% (A)/(B)	1H04 (C)	1H03 (D)	Chg% (C)/(D)

Domestic Market	2,068	1,619	28	3,826	3,437	11
Basic Petrochemicals	879	706	25	1,567	1,483	6
Polyolefins	689	578	19	1,265	1,172	8
Vinyls	357	239	49	740	569	30
Business Development	142	95	48	254	213	20

Exports	674	536	26	1,057	1,009	5

Total Net Revenues	2,742	2,155	27	4,883	4,447	10

4.2. Cost of Goods Sold (COGS)

Braskem’s second-quarter cost of goods sold (“COGS”) in 2004 amounted to R$ 2,113 million, 22% higher than the 2Q03 figure of R$ 1,734 million. The main contributing factors to this the upturn were the increase in sales volumes and the higher price of its main raw material, the petrochemical naphtha. First-half COGS totaled R$ 3,698 million, 4% higher than the R$ 3,558 million recorded in the same period in 2003.

Naphtha prices remained high throughout the second quarter of 2004, averaging US$ 351/ton in the ARA region (Amsterdam-Rotterdam-Antwerp), 9% higher than the 1Q04 average of US$ 323/ton and 53% higher in relation to the US$ 230/ton recorded in 2Q03.

The graph below charts ARA naphtha prices in Reais and in US dollars since January 2002, showing, on historical basis, the high level of prices currently observed:

Throughout the quarter, Braskem maintained its raw material source diversification strategy. In the period, the company acquired 944 thousand tons of petrochemical naphtha, 705 thousand tons (75%) of which on the domestic market and the remaining 239 thousand tons (25%) imported mainly from African countries.

It is also important to draw attention to the growing use of condensate as an alternative raw material to naphtha, given that it permits greater operational and cost-management flexibility in the production of basic petrochemicals. During 2Q04, Braskem condensate purchases totaled 225 thousand tons.

Depreciation and amortization costs totaled R$ 94 million in the second quarter of 2004, 50% higher than the R$ 63 million recorded in the second quarter of 2003, primarily due to the booking of a portion of the goodwill associated with a premium over fixed assets related to Braskem’s incorporation of Trikem in January, 2004. Accordingly, in the first half of 2004, depreciation and amortization costs increased by 31%, year-on-year, from R$ 131 million to R$ 173 million.

4.3. Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses (SG&A), excluding depreciation and amortization, totaled R$ 126 million in 2Q04, 26% higher than the R$ 100 million recorded in the same period in 2003. The increase was primarily due to the R$ 11 million change in Provisions for Doubtful Accounts (such provisions totaled R$ 8 million in the 2Q04, versus a reversal of R$ 3 million in the 2Q03) and higher payroll expenses arising from the wage increase implemented in September, 2003.

In the first half, selling, general and administrative expenses, also excluding depreciation and amortization, totaled R$ 240 million, a 36% increase, year-on-year.

When shown as a percentage of net revenue, SG&A accounted for 4.6% in the second quarter of 2004, in line with the 4.7% of net revenue reported in the same period of 2003.

4.4. Depreciation and Amortization Expenses

Depreciation and amortization expenses during the second quarter of 2004 totaled R$ 85 million this quarter, compared to R$ 39 million in the same quarter in 2003. This increase was mainly due to the recording of a portion of the goodwill associated with a premium over fixed assets related to Braskem’s incorporation of Trikem, in January 2004.

Depreciation and amortization expenses These expenses amounted to R$ 155 million for the first half of 2004, 88% higher than the level of R$ 83 million recorded in the first six months of 2003.

4.5. EBITDA

EBITDA was the highest quarterly total since the company’s foundation on August 16, 2002, reaching R$ 615 million and 52% higher than the R$ 405 million recorded during the second quarter of 2003. The main contributing factors for this increase were higher sales volumes, particularly in the domestic market, the improved pricing for Braskem’s main products and the synergy gains from the Company’s integration process.

This record EBITDA was obtained against a background of historically high naphtha prices, coupled with a 6.8% devaluation of the Brazilian Real against the US$ registered in the second quarter of 2004. Year-to-date, EBITDA totaled R$ 1,144 million, 34% higher than the R$ 855 million recorded in the first half of 2003.

For the last 12 months, Braskem’s accumulated EBITDA exceeded R$ 2 billion.

Other important point to mention is the consistent EBITDA reported by Brakem, as shown in the graphs below:

EBITDA margin was 22% in the second quarter of 2004, compared to the EBITDA margin of 19% in the second quarter of 2003, demonstrating Braskem’s improved operating performance and a higher profitability of Braskem’s business itself. EBITDA margin for the first half of 2004 was 23%, compared to 19% in the first half of 2003.

4.6. Investments in Subsidiaries and Associated Companies

In the second quarter of 2004, excluding the effects of the amortization of goodwill arising principally from the acquisition of equity interests in Copesul and Politeno, Investments in Subsidiaries and Associated Companies provided income of R$38 million, evidence of the good operating performance of Braskem’s investments, especially Copesul, Politeno and Petroflex. In the first half of 2004, such investments in subsidiaries and associated companies provided income of R$89 million, excluding the amortization of goodwill.

    (R$ thousand)
Interest in Related Parties	2Q04	2Q03	1H04	1H03

Equity Income from Subsidiaries	1,105	1,313	411	1,382
Equity Income from Affiliates	49,127	28,151	101,216	57,276
Foreign Exchange Variation	(13,516)	19,502	(14,627)	27,712
Other	821	1,718	1,667	49,434
Sub Total (before amortizations)	37,537	50,684	88,666	135,805
Amortization of Goodwill	(38,185)	(75,577)	(76,371)	(140,737)

TOTAL	(648)	(24,893)	12,295	(4,932)

4.7. Net Financial Result

Braskem’s net financial expense with interest and vendor transactions in the first half 2004 was R$ 293 million against R$ 305 million reported in the same period of 2003, showing the reduction obtained in the company’s cost of capital.

Net financial result in the first semester of 2004 was a negative R$ 1,086 million, against a positive result of R$ 171 million posted in the first six months of 2003. Such performance mostly resulted from the negative net exchange rate variation of R$ 427 million and from the negative net monetary variation of R$ 199 million. Excluding the mechanical effects related to the monetary and exchange rate variations previously mentioned, the net financial result in the first half of 2004 was a negative R$ 460 million, better than the negative R$ 509 million reported in the first half 2003.

(R$ Million)
	2Q04	2Q03	1H04	1H03
Financial Expenses	(805)	374	(1,219)	338
Interest / Vendor	(163)	(178)	(349)	(330)
Monetary variations	(114)	(53)	(210)	(163)
Foreign exchange variations	(417)	758	(494)	1,035
CPMF / IOF / IR	(44)	(41)	(67)	(65)
Other (*)	(67)	(112)	(99)	(139)
Financial Income	88	(116)	133	(167)
Interest	48	4	56	26
Monetary variations	(25)	7	11	17
Foreign exchange variations	65	(126)	67	(210)

Net Financial Results	(717)	258	(1,086)	171

(*) Includes updated fiscal provisions, interest from suppliers, mark-to-market hedge positions, etc.

(R$ Million)
	2Q04	2Q03	1H04	1H03

Net Financial Results	(717)	258	(1,086)	171

Foreign Exchange Variations (FX)	(352)	632	(427)	825
Monetary Variations (MV)	(139)	(46)	(199)	(145)

Financial results excluding FX and MV var.	(226)	(328)	(460)	(509)

4.8. Net Results

Net income for the second quarter of 2004 had as main components Braskem’s sound operating performance, as evidenced by the record quarterly EBITDA registered in this period, which was offset by the negative effects stemming from the exchange rate variation in 2Q04 and by the depreciation and amortization costs and expenses arising from the booking of goodwill originated from the Company’s integration process.

The Net Result posted by Braskem in the second quarter of 2004 corresponded to a loss of R$ 302 million, strongly impacted by the negative net effect caused by the exchange rate variation of R$ 352 million registered in the same quarter. For the first half of 2004, Braskem posted a Net Loss of R$ 292 million. Accordingly, such negatively impacted by an exchange rate variation of R$ 427 million.

5. Debt Management

Braskem continued to focus on reducing its financial leverage, giving priority to extending its debt profile, lowering financial expenses, amortizing the portion of its dollar-denominated indebtedness not associated to trade finance lines and using its cash flow generation to reduce short-term debt.

As of June 30, 2004, Braskem presented R$ 1,896 million in cash, short-term financial investments and marketable securities. It is important to mention that in July 2004 approximately US$ 120 million were additionally cashed in, concluding recent export pre-payment transaction, which totaled US$ 200 million. Thus, the balance resulting from cash and financial investments reached a level aligned with maturities due throughout the next 12 months, following the guidelines established in Braskem’s Financial Management Policy (available at www.braskem.com.br).

Braskem’s debt amortization schedule as of June 30, 2004 is shown on the graph below:

The debt profile per category and indexation indicator is as follows:

At the end of the second quarter of 2004, Braskem was successful in its efforts to reduce financial leverage (net debt divided by EBITDA over the last 12 months), which closed at 3.28, or 4% less than at the end of the second quarter of 2003.

6. Exchange Risk Management

Braskem adopts protection policies management of its assets and liabilities denominated in foreign currency, through the identification of the exchange protection mechanisms (total or partial), in order to protect its cash flow.

In this sense, the hedge policy, as defined in Braskem’s Financial Management Policy, establishes that 60% of short-term debt related to exports, as well as 75% of short-term debt not related to exports, shall be under such protection mechanisms against foreign exchange oscillations.

On June, 30th 2004, Braskem presented the following hedging position, regarding its exchange risk management:

June, 30th 2004

1. Hedge/Investments USD 563 MM	1. 75% of debt not related to exports USD 247 MM

2. Export Credits USD 157 MM	2. 60% of debt related to exports USD 180 MM

Total: US$ 720 MM	Total: US$ 427 MM
Overhedge: USD 293 MM

7. Capital Expenditures

In line with its strategic positioning as Latin America’s leading manufacturer of thermoplastic resins, Braskem invested R$ 53 million in the second quarter of 2004, totaling of R$ 84 million in the first six months of 2004, most of which went towards production capacity increases for polypropylene (100,000 tons per year) and PVC (50,000 tons per year). The additional PP and PVC capacities are scheduled to come on stream as of July 2004 and in the second half of 2005, respectively.

8. Capital Markets and Investor Relations

On June 30, 2004, Braskem’s market capitalization totaled US$ 1.4 billion. In the second quarter of 2004, its preferred Class “A” shares (“BRKM5”) were traded on all sessions of the BOVESPA – the São Paulo Stock Exchange - presented a daily average traded volume of R$ 8.4 million.

The following table shows Braskem’s main share-performance indicators:

Stock Performance - BRKM5	3/31/03*	6/30/03*	9/30/03*	12/31/03	3/31/04	6/30/04
Closing Price (R$ per lot of a thousand shares)	10.66	18.69	35.50	66.85	75.00	56.50
Return in the Quarter (%)	(3.1)	75.4	89.9	88.3	12.2	(24.7)
Accumulated Return (%)	(3.1)	70.0	222.8	507.8	581.9	413.5
Ibovespa Accumulated Return (%)	0.0	15.1	42.0	97.3	96.5	87.7
Average Daily Volumes (R$ thousand)	712	1,383	3,008	4,958	10,446	8,378
Market Cap (R$ million)	713	1,251	2,414	4,575	5,743	4,326
Market Cap (US$ million)	213	435	826	1,583	1,974	1,392
ADR Performance - BAK	3/31/03*	6/30/03*	9/30/03*	12/31/03	3/31/04	6/30/04
Closing Price (US$ per ADR)	3.20	6.41	12.40	23.18	25.70	18.46
Return in the Quarter (%)	(3.0)	100.3	93.4	88.6	9.9	(28.2)
Accumulated Return (%)	(3.0)	94.3	275.8	608.7	678.8	459.2
Other Information	3/31/03*	6/30/03*	9/30/03*	12/31/03	3/31/04	6/30/04
Total Number of Shares (in millions)	67,968	67,968	69,054	69,054	77,190	77,190

. Common Shares (ON) - BRKM3	24,522	24,522	25,608	25,608	25,730	25,730

. Preferred shares class "A" (PNA) - BRKM5	43,217	43,217	43,217	43,217	51,231	51,231

. Preferred shares class "B" (PNB)	229	229	229	229	229	229

(-) Shares in treasury (PNA) - BRKM5	(1,060)	(1,060)	(1,060)	(622)	(622)	(622)

= Total Number of Shares (ex Treasury)	66,907	66,907	67,994	68,432	76,568	76,568

ADR (American Depositary Receipt)	1 ADR = 1,000 shares BRKM5

* Adjusted to reflect the stock split
Source: Economática/Braskem

9. Recent Developments

In July 2004, Braskem concluded an important stage in the process of modernization and improvement of its aromatics plant in the Basic Petrochemicals Unit, in the Camaçari Complex, which led to a 50,000 tons increase in capacity, representing a 30% expansion, in its total annual capacity of paraxylene – a chemical intermediary used to produce PET resin and polyester. The respective capex totaled R$ 25 million and has risen Braskem’s paraxylene production capacity to 203 thousand tons per year.

In July 2004 Braskem also announced a debottlenecking in one of its polyethylene plants at the company’s Camaçari Petrochemical Complex, in the State of Bahia. The company will invest just US$ 4 million to add a further 30,000 tons of annual capacity, which will increase the unit’s annual production capacity to 230 thousand tons. This additional capacity shall be available by the beginning of the second half 2005.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.0 million tons of petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statement.

EXHIBIT 1 – Income Statement (consolidated) [1]	R$ million

Braskem S.A. (Consolidated)	in millions
Income Statement	2Q04 (A)	2Q03 (B)	Chg. % (A)/(B)	1H04 (C)	1H03 (D)	Chg. % (C)/(D)

Gross Revenues	3,502	2,651	32	6,260	5,537	13
Net Revenues	2,742	2,155	27	4,883	4,447	10
Cost of Goods Sold	(2,113)	(1,734)	22	(3,698)	(3,558)	4
Gross Profit	628	420	50	1,185	889	33
Selling Expenses	(62)	(31)	102	(98)	(46)	111
General and Administrative Expenses	(64)	(69)	(8)	(142)	(130)	10
Depreciation and Amortization	(85)	(39)	119	(155)	(83)	88
Other Operating Income (Expenses)	18	22	(17)	27	11	NA
Interest in Related Companies	(1)	(25)	(98)	12	(5)	(350)
Operating Profit (before financial itens)	435	278	57	828	636	30
Net Financial Results	(717)	258	NA	(1,086)	171	NA
Operating Profit (loss)	(282)	536	NA	(257)	807	NA
Other Non-Operating Income (Expenses)	(3)	(17)	(81)	(1)	(18)	NA
Profit (loss) before Income Taxes and Social Contribution	(286)	519	NA	(259)	789	NA
Income Tax / Social Contribution	(9)	(82)	(89)	(21)	(134)	(84)
Profit (loss) before Minority Interest	(294)	438	NA	(280)	655	NA
Minority Interest	(7)	(100)	(93)	(12)	(187)	(93)
Net Income (Loss)	(302)	338	NA	(292)	468	NA

EBITDA	615	405	52	1,144	855	34
EBITDA margin	22.4%	18.8%	3.7p.p.	23.4%	19.2%	4.2p.p.
-Depreciation and Amortization	179	101	77	328	214	53
. Cost	94	63	50	173	131	31
. Expenses	85	39	119	155	83	88

1- Excludes the effects of proportional consolidation (CVM-247).

Note: Due to rounding, the percentage variations calculated in R$ million may differ from the actual variations shown above.

EXHIBIT 2 – Balance Sheet (consolidated) [1]	R$ million

ASSETS	06/30/2004 (A)	03/31/2004 (B)	Chg. (%) (A)/(B)

Current Assets	5,110	4,630	10
. Cash and Cash Equivalents	1,775	1,559	14
. Marketable Securities	33	27	22
. Accounts Receivable	1,270	1,143	11
. Inventories	1,166	1,087	7
. Taxes Recoverable	703	617	14
. Dividends and Interest on Own Capital	0	12	(100)
. Prepaid Expenses	29	48	(40)
. Others	135	137	(2)

Long Term Assets	720	1,293	(44)
. Related Parties	35	32	9
. Legal and Mandatory Deposits	186	182	2
. Deferred Taxes	166	166	0
. Recoverable Taxes	141	298	(52)
. Marketable Securities	87	492	(82)
. Others	104	123	(16)

Fixed Assets	8,652	8,683	0
.Investments	1,741	1,754	(1)
.Plant, Property and Equipment	4,733	4,766	(1)
.Deferred	2,178	2,163	1

Total Assets	14,482	14,606	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2004 (A)	03/31/2004 (B)	Chg. (%) (A)/(B)

Current	4,951	4,614	7
. Suppliers	1,488	1,572	(5)
. Short term loans	2,643	2,250	17
. Advances on Export Facilities	519	450	15
. Salaries and Social Charges Payable	44	45	(1)
. Income Taxes Payable	14	14	0
. Taxes Payable	118	152	(23)
. Advances from Customers	41	67	(38)
. Others	85	64	31

Long Term Liabilities	7,160	7,326	(2)
. Related Parties	274	275	0
. Long Term Loans	5,501	5,730	(4)
. Taxes Payable	1,223	1,167	5
. Others	162	153	6

Future Period Results	33	34	(3)

Minority Interest	212	204	4

Shareholders' Equity	2,126	2,428	(12)
. Capital	2,192	2,192	0
. Capital Reserves	745	746	0
. Treasury Shares	(23)	(23)	0
. Accumulated Earnings (losses	(788)	(486)	62

Total Liabilities and Shareholders' Equity	14,482	14,606	(1)

1- Excludes the effects of proportional consolidation (CVM-247).

Note: Due to rounding, the percentage variations calculated in R$ million may differ from the actual variations shown above.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer